# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diversified Energy Co PLC, CIK 0001922446
CUSIP: G2891G204
Title of class of securities: Ordinary shares, par value GBP0.20 per share
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001578109
Persons authorized to receive notices and communications: EIG Asset Management, LLC, Krisy Lee, Chief Compliance Officer, 600 New Hampshire Ave NW, Suite 1200, Washington, District Of Columbia (DC), 20037, 202-600-3300

## Reporting persons
- EIG Redwood Co-Investment, L.P. (CIK 0001636951): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 418,555; shared voting power 0; sole dispositive power 418,555; shared dispositive power 0; aggregate amount beneficially owned 418,555 (0.54% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the Securities and Exchange Commission (the "SEC") on September 18, 2025.
- EIG Energy XV Blocker Agent (Redwood), Inc. (CIK 0002069543): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 363,138; shared voting power 0; sole dispositive power 363,138; shared dispositive power 0; aggregate amount beneficially owned 363,138 (0.47% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.
- EIG Holdings Carry Splitter (Redwood), L.P. (CIK 0002069539): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,296,270; shared voting power 0; sole dispositive power 1,296,270; shared dispositive power 0; aggregate amount beneficially owned 1,296,270 (1.66% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.
- EIG Energy Fund XV, L.P. (CIK 0002069540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 950,315; shared voting power 0; sole dispositive power 950,315; shared dispositive power 0; aggregate amount beneficially owned 950,315 (1.22% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.
- EIG Energy Fund XV-A, L.P. (CIK 0002069541): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 648,623; shared voting power 0; sole dispositive power 648,623; shared dispositive power 0; aggregate amount beneficially owned 648,623 (0.83% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.
- EIG Energy Fund XVI, L.P. (CIK 0001578109): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,497,646; shared voting power 0; sole dispositive power 3,497,646; shared dispositive power 0; aggregate amount beneficially owned 3,497,646 (4.49% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.
- EIG Energy Fund XVI-E, L.P. (CIK 0001591998): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 56,250; shared voting power 0; sole dispositive power 56,250; shared dispositive power 0; aggregate amount beneficially owned 56,250 (0.07% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P. (CIK 0002069542): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 1,598,415; shared voting power 0; sole dispositive power 1,598,415; shared dispositive power 0; aggregate amount beneficially owned 1,598,415 (2.05% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC (CIK 0002070688): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 772,373; shared voting power 0; sole dispositive power 772,373; shared dispositive power 0; aggregate amount beneficially owned 772,373 (0.99% of the class)
  Comment: The percent of class is calculated based on 77,935,467 ordinary shares outstanding, as reported by the Issuer in its prospectus supplement, filed with the SEC on September 18, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value GBP0.20 per share
Name of issuer: Diversified Energy Co PLC
Address of issuer's principal executive offices: 1600 Corporate Drive, Birmingham, Alabama (AL), 35242
Comment: This Amendment No. 1 (this "Amendment") amends and supplements the statement on Schedule 13D originally filed with the SEC by the Reporting Persons on May 29, 2025 (the "Schedule 13D"). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Underwriting Agreement

On September 16, 2025, in connection with a registered secondary public offering of Ordinary Shares (the "Secondary Offering"), the Issuer, the Reporting Persons, an entity managed by FS/EIG Advisor, LLC and certain entities managed by FS/KKR Advisor, LLC (together with the Reporting Persons, the "Selling Stockholders") and the underwriters named therein (the "Underwriters") entered into an underwriting agreement (the "Underwriting Agreement") pursuant to which the Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholders, subject to and upon the terms and conditions set forth therein, 5,713,353 Ordinary Shares at a price to the public of $13.75 per share, with net proceeds to the Selling Stockholders of $13.20 per share. The Selling Stockholders also granted the Underwriters a 30-day option (the "Over-allotment Option") to purchase up to 857,002 Ordinary Shares at a price to the public of $13.75 per share, with net proceeds to the Selling Stockholders of $13.20 per share. The Underwriters exercised their Over-allotment Option on September 17, 2025, and the Selling Stockholders completed the Secondary Offering on September 18, 2025.

Lock-up Agreement

In connection with the Secondary Offering, each of the Selling Stockholders, amongst others, has entered into a lock-up agreement (the "Lock-up Agreement") pursuant to which each has agreed with the Underwriters, subject to specified exceptions, not to, and not to cause any of their respective affiliates to, offer, sell, contract to sell, pledge or sell or otherwise transfer any shares of Ordinary Shares or securities convertible into or exchangeable for shares of Ordinary Shares, for a period of 60 days after September 16, 2025, except with the prior written consent of the Underwriters.

References to and descriptions of the Underwriting Agreement and Lock-up Agreements set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which has been filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in lines 11 and 13 of each of the cover pages hereto is incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: The information (i) set forth or incorporated by reference in Item 4 of this Amendment and (ii) set forth on lines 7 through 10 of each of the cover pages hereto is incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: In connection with the Secondary Offering by the Issuer on September 18, 2025, the Reporting Persons sold 6,570,355 Ordinary Shares (the "Offering"). The Reporting Persons have not otherwise effected any transactions in Ordinary Shares within the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Amendment, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth or incorporated by reference in Item 4 of this Amendment is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition at the end thereof:

5. Underwriting Agreement, dated September 16, 2025, by and among Diversified Energy Company PLC, Diversified Gas & Oil Corporation, certain affiliates of EIG Global Energy Partners, an entity managed by FS/EIG Advisor, LLC and certain entities managed by FS/KKR Advisor, LLC listed on Schedule I thereto, and Mizuho Securities USA LLC and Raymond James & Associates, Inc., as representatives of the several underwriters named in Schedule II thereto (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 6-K filed with the SEC on September 17, 2025).

6. Form of Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 6-K filed with the SEC on September 17, 2025).

## Signatures
- EIG Redwood Co-Investment, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Redwood Co-Investment, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)
- EIG Energy XV Blocker Agent (Redwood), Inc.: /s/ Jean Powers, Jean Powers/President (09/22/2025)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Holdings Carry Splitter (Redwood), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)
- EIG Energy Fund XV, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Energy Fund XV, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)
- EIG Energy Fund XV-A, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Energy Fund XV-A, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)
- EIG Energy Fund XVI, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Energy Fund XVI, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)
- EIG Energy Fund XVI-E, L.P.: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Energy Fund XVI-E, L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P.: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Energy Fund XVI Holdings Splitter (FourPoint), L.P.: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC: /s/ Jean Powers, Jean Powers/Managing Director (09/22/2025)
- EIG Energy Fund XV Blocker Series C (FourPoint) LLC: /s/ Kamyar Daneshvar, Kamyar Daneshvar/Associate General Counsel (09/22/2025)